FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated March 31, 2004

2.	Repsol YPF Chairman speech to the Shareholders’ Meeting 2004

ITEM 1

OFFICIAL NOTICE

Madrid,  31 March 2004

Further to our Official Notice dated 12 March 2004, in relation to the Repsol YPF, S.A. Annual General Shareholders Meeting, we wish to inform you that said AGM was held as scheduled on 31 March 2004, at the second call, and that all the resolutions on the Order of the Day, as informed to the SEC, were duly approved.

Yours faithfully,

ANTONIO GOMIS SAEZ

Corporate Director of External Relations

ITEM 2

Alfonso Cortina

Chairman and CEO of Repsol YPF

ANNUAL GENERAL SHAREHOLDERS MEETING

CONTENTS

INTRODUCTION

2003 MACROECONOMIC ENVIRONMENT

CURRENCY MARKET

OIL MARKET

SPANISH ECONOMY IN 2003

ARGENTINE ECONOMY IN 2003

REPSOL YPF STOCK MARKET PERFORMANCE

COMPANY PERFORMANCE IN 2003

1.	Target fulfilment
2.	Results
3.	Strategy Plan:

	a.	Operating excellence
	b.	Financial strength
	c.	Profitable growth
	d.	Geographical de-concentration
	e.	Value creation

4.	Innovation & technology
5.	Prestige
6.	Corporate responsibility:
	a.	Environment
	b.	Labour relations
	c.	Community relations and Sponsorship

SPEECH BY COO

INTRODUCTION RAMÓN BLANCO

ANNUAL RESULTS

EXPLORATION & PRODUCTION

REFINING & MARKETING

CHEMICALS

GAS & POWER

CLOSING SPEECH BY THE CHAIRMAN

INTRODUCTION

FUTURE PROJECTS, 2004

DIVIDENDS

CORPORATE GOVERNANCE

PROPOSALS TO THE AGM

ACKNOWLEDGMENTS

INTRODUCTION

Good morning, lady and gentleman shareholders.  For yet another year, I have the pleasure of welcoming you to the Repsol YPF Annual General Shareholders Meeting.

I would like to start my speech by mentioning the attack perpetrated in Madrid on March 11, which has stunned us all, citizens of Spain and of the world.  We have felt the immense pain of this tragedy, which also struck at our company.  I would like to take this opportunity, on behalf of the Repsol YPF Board of Directors, all the members of our company, and myself, of expressing our sympathy for the bereavement of so many families deprived of their loved ones.

Just as intense is the pain we feel for the workers who perished or were wounded in the tragic accident at our Puertollano refinery last August.  That was, without doubt, one of the saddest events in the life of this company.  The memory of the victims will accompany us always, and I would like once more to assure their families of our strong and firm support at all times.

These two events have been terrible and brought us great suffering.  Life, however, continues and we must look ahead to the future.

In recent years, Repsol YPF has grown from a domestic refining & marketing company, with 86% of its income generated in Spain, into the eighth integrated private oil company in the world, in which activities outside our country contribute 77% of an operating income that has trebled over the past eight years.

This great expansion and internationalisation of our company has rested, firstly on the confidence that you, esteemed shareholders, have deemed to show in us.  Equally important has been the support received from our Board of Directors and that of all those who work so efficiently and professionally for Repsol YPF.

No less important has been the context of stability and economic growth in Spain which has permitted, among other achievements, the incorporation of our country in the Monetary Union.  Without access to the financial and capital markets of the euro zone, Spanish business in general would have been incapable of the progress made in these recent years.

A political change took place in Spain last 14 March.  We are certain that, with the announced economic policy and the appointments confirmed to date, the economy will maintain its current sustained growth trend and enable our company to continue its expansion on the deregulated markets in an ever more globalised and competitive environment.

I will now go straight into my presentation and discuss the results obtained and the strategic and structural measures adopted by Repsol YPF in 2003.

Following my address, the Chief Operating Officer, Ramón Blanco, will give you a breakdown of results for each Repsol YPF business area in 2003.

 MACROECONOMIC ENVIRONMENT

Last year witnessed an upturn towards recovery in the international economic cycle, which has been confirmed in 2004.  This change in trend occurred in two different stages of 2003.

The first half of the year was marked by uncertainty about the Middle East situation and a lack of consumer confidence.  In the second half, the driving force of fiscal and monetary policy and a greater geopolitical stability set the basis for a recovery in economic activity.

Industrial production increased worldwide, and investment growth accelerated sharply in practically all regions.  The U.S.A. and Asia, especially China, continue to be the main drivers for recovery.

CURRENCY MARKET

As far as exchange rates are concerned, the currency markets were conditioned by the depreciation of the dollar, which lost more than 20% of its value against the euro during the year.

This depreciation undoubtedly affected our company, since the dollar is the functional currency in the larger part of our businesses, whereas our results are expressed in euros.  This means that a stable result in euros could only have been maintained if amounts generated in dollars had risen 20%.

In the case of another currency important for our company, the Argentine peso, economic improvement was reflected in the exchange rate, as the peso rose 7.6% against the dollar in 2003.

OIL MARKET

As for the oil market, prices last year were higher than most analysts had initially forecast.

Demand was stronger than expected, while supply came under pressure as a result of OPEC control restrictions and production problems in countries such as Venezuela and Nigeria.

And finally, the low oil and oil product stock levels in the United States gave rise to high prices and volatility in the face of possible supply shortages.

On average, the price of Brent oil in 2003 was $28.8 per barrel, showing a rise of 15.2% year-on-year.  Expressed in euros, however, prices actually fell 3.7%.

Similarly, the refining margin rose 106% in dollars, and 71% in euros, reaching $3.19 per barrel.  Petrochemical margins also improved significantly with respect to 2002.

SPANISH ECONOMY IN 2003

Turning to the economic scenario in the two countries in which our operations are mainly concentrated, Spain and Argentina, both showed considerably better performance than their neighbours.

The Spanish economy, driven by internal demand, grew 2.4% in 2003.  The contribution from the export sector, however, was negative. This growth compared favourably with the 0.7% registered in the European Union and 0.4% in the Euro Zone.

The strength of domestic Spanish demand was based on historically low interest rates, income tax cuts, substantial job creation and good CPI behaviour with a 2.6% inter-annual rate in December, as opposed to 4% the year before.

Current data on the economic performance in 2004 suggest sustained growth at around 2.5%, and consumer prices in moderation, dropping to the lowest rate for the past four years in February, at 2.1%.

ARGENTINE ECONOMY 2003

In Argentina, the economy grew 8.7% last year, exceeding all expectations, driven by a strong recovery in investment and consumer spending, both of which explain the positive evolution in Gross Domestic Product (GDP).

Despite the reactivation of local demand, inter-annual inflation fell from 41% in 2002 to less than 4% in 2003.  This trend continued, with the year-on-year inter-annual inflation standing at 2.3% in February 2004.

Argentine economic expansion was ongoing during the first months of 2004, as shown by the fact that industrial production increased 13% in the first two months.  Private forecasts for 2004 indicate that growth will be maintained and price stability will not be endangered.

Perhaps the most relevant event for the economy in that country was the new agreement reached in September 2003 with the International Monetary Fund (IMF) to enable Argentina to meet its obligations with international institutions.

Thanks to a positive macroeconomic performance, Argentina has been able to meet the quantitative targets agreed with the IMF with relative ease.

STOCK MARKET PERFORMANCE

If you will allow me, I will now comment on our Company’s stock market performance.  In 2003, the Repsol YPF stock price underwent the largest revaluation of all integrated oil companies on the New York Stock Exchange, rising 50% in comparison to the 26% rise averaged by its peers.  Its performance in euros was also very positive, accumulating a 23% increase.

In the first months of 2004, Repsol YPF continued to outperform the sector ,average. The Company’s share price yesterday showed a 7,6% rise in the year, higher than the 3,5% registered by the IBEX.

COMPANY PERFORMANCE IN 2003

After this brief analysis of the macroeconomic scenario, the oil sector, and the Company’s stock market performance, I will now dwell on the Company’s main achievements in 2003.

TARGET FULFILMENT

Ladies and Gentlemen, last year I assumed several commitments before you and the financial community.  I am pleased to report today that we have met all these targets, and in some cases, even surpassed them.

I expressed my commitment before you that production at year-end would show double-digit growth with respect to fourth quarter 2002.

Repsol YPF oil and gas production in fourth quarter 2003 was 19% higher than in the same 2002 period, twice as high as our target.

Debt reduction has been one of our constant targets in recent years.  We slashed the Company’s debt by more than €2.4 billion in 2003, reducing our net debt ratio to 21.9%.

I stated that, in sales, we would see further growth in each of our business lines and Repsol YPF global sales. This has been the case, as we will describe in more detail later on.

Lastly, I expressed my commitment to reduce the risks of geographical concentration, particularly in Argentina.  I am pleased to say that the relative weight of that country in terms of production has today fallen 5%, and we will continue to make further headway in this direction over the next few years.

As a result of all this, net reported income was more than €2 billion and cash flow €4,477 million.

STRATEGY PLAN

Our success in meeting the Company’s targets for 2003 has laid the foundation for our five-year Strategy Plan, presented to the markets last November.

This plan contains the policies we at Repsol YPF consider essential for consolidating our competitive advantages, obtaining higher profit, and contributing to deliver on our main target: value creation for all of you, our shareholders.

The Strategy Plan is underpinned by four core policies:

•                  Operating excellence;

•                  Financial strength;

•                  Profitable growth; and

•                  De-concentration.

That is, in more colloquial terms:

•                  To do our daily job well;

•                  Make optimal use of our financial resources;

•                  Search for new business opportunities; and

•                  Expand the horizon of countries in which we operate.

1.               OPERATING EXCELLENCE

Operating excellence is a prime objective for our Group.  We will continue to reduce costs and improve our competitiveness without eroding the quality of our operations.

Last year, we succeeded in reducing our recurring expenses by an additional €118 million, bringing the total cost savings since we implemented the program in 2001 to €670 million.   Our goal for 2007 is to reach a total €900 million in cost savings with respect to 2001.

Our Strategy Plan defines very competitive exploration & production cost targets.  We forecast that our finding cost will approximate $1.5 per barrel, lower than the sector average in the last three years, while lifting costs are not expected to exceed $2.2 dollars per barrel.

Despite the impact of the peso appreciation and the adjustments for inflation in Argentina, global lifting costs were $1.72 per barrel in 2003, among the lowest in the industry, and 33% below 2001 levels.

The optimisation of both refining & marketing margins has improved in recent years and we are committed to maintaining this trend.

Improvement in refining is mainly the result of higher conversion rates and efficiency at our refineries since 2002, achieving a $0.3 per barrel rise in unitary margins.  We are confident that the new investments we are making will contribute to increasing these margins by $0.6 per barrel in the future.

2. FINANCIAL STRENGTH

In our last Annual General Shareholders’ Meeting, I stressed the importance we attach to the strength of our financial structure.  We have given priority to this second core policy and will continue to do so in the future.

Repsol YPF net debt at 31 December 2003 was €5 billion.  This means that we have reduced net debt to less than one third of its level at the close of 2001, and have already reached the debt ratio we defined as optimal.

This sharp reduction and strong generation of cash flow have been clearly acknowledged by the markets.

From the second half of 2003 onwards, Repsol YPF bonds have been trading in the secondary market with a spread similar to that of companies with an A credit rating.

In fact, 2003 marked an upward trend in the Group’s credit ratings, with recent upgradings by Standards & Poors and Fitch IBCA.

A further acknowledgement that I would like to mention for its importance was that of the prestigious publication, The Banker, which selected Repsol YPF as the “Best Spanish Company in 2003”, considering as key criteria and I quote literally:  “historical financial performance; adoption and impact of new technology; potential for revenue and profit growth in the home market or globally; and governance and corporate social responsibility”.

3. PROFITABLE GROWTH

The third policy underpinning our strategy, in which we have made considerable progress, is profitable growth.

We want to increase our production at a rate of 5% per year up to 2007, positioning Repsol YPF as one of the leading oil companies in terms of growth.

We also plan to increase our exploration & production margin by 10% in comparison with the 2002 margin.  This will be possible because:

•                  Firstly, oil and gas production will be concentrated in regions where profitability is highest, namely Trinidad & Tobago, Libya, and Brazil;

•                  Secondly, we benefit from enhanced efficiency in Argentina following the devaluation of the peso; and

•                  lastly, but by no means least, income will be boosted by the cost savings I mentioned previously.

In 2003, Repsol YPF registered one of the highest growth rates in the industry, reaching a record average production of 1,132,000 barrels of oil equivalent per day.

Our Downstream business also continued to post high growth rates.  This increase was achieved mainly in oil product and chemical sales.

Total oil product sales were up 7% last year, with growth in all the geographical areas where we operate: 3% in Argentina; 4% in Spain; and 27% in the rest of the world.

Profitable growth is not merely volume growth.  It also means creating new product and service lines.  In this respect, I would like to inform you that we entered into a strategic agreement last Friday with the Mutua Madrileña, whereby the latter joined the Repsol Autoclub.  This has increased the Club’s customer base by one million two hundred thousand new members, positioning it after only three months of existence as the top automobile club in Spain, surpassing other competitors with a much longer history.

As the last point in this summary of our progress in terms of profitable growth, I would like to mention that petrochemical product sales reached a record 4 million tons, 14% more than in the previous year.

4. DE-CONCENTRATION

Ladies and Gentleman shareholders, the fourth and last key policy is of great importance in our strategy.  I refer to geographical diversification, materialised in new projects outside Spain and Argentina, the main countries in which our Group operates.

Repsol YPF has reduced the relative weight of production in Argentina from 72% in 2002 to 67% in 2003.  Our commitment with financial markets is to reduce the weighting of this country’s production to 56% by 2007.

With respect to this point, I would like to briefly describe some of the new activities we plan to develop in Mexico and Saudi Arabia in order to advance in our geographical diversification project.

And before continuing, I would like to thank the Ambassadors of both these countries, and those of other countries where we operate, for being with us today.  Their presence here clearly demonstrates that our commitment to their countries looks ahead and is ongoing in the future.

I will begin with the most recent project.  It was with great satisfaction that I signed this March an agreement with the Saudi Arabian authorities for the exploration of non-associated gas.  We will be developing a complete operating schedule in an area covering more than 50,000 square kilometres, in one of the most important oil and gas producing areas in the world, which has remained practically unexplored to date.

I should mention that this is a first, although very important, step in our strategy for increasing exploration & production projects in the Middle East.  It marks a milestone and the beginning of a new era in Repsol YPF’s long standing relations with Saudi Arabia, in fact, dating back to the sixties, when they became an established oil supplier.

Mexico is also a very important market for the Company.

In the second half of 2003, Repsol YPF won a Shared Services Contract in the first international project put out to tender by Pemex for the development and exploitation of the Reynosa-Monterrey block, in the Burgos basin in North Mexico.  This concession involves participation in the development and production of gas fields.

More recently, last February, we were awarded the construction of a new regasification plant in the port of Lázaro Cárdenas, close to the federal capital of Mexico.  This new terminal will be provisioned by Repsol YPF, and will have an initial capacity of 4 billion cubic metres per year, which may be increased to 10 Bcm.

This new facility is of great strategic importance.  It will be the first to supply the western coast of Mexico where natural gas consumption is growing very rapidly, and is expected to easily absorb the regasification capacity of this plant.

Thanks to these projects, the Repsol YPF – Gas Natural, sdg Group is the largest foreign investor in the Mexican gas business.  The new projects are in addition to our significant presence through Gas Natural, sdg, which distributes gas in Monterrey, Mexico Federal District, and other cities.

 5. VALUE CREATION

Dear shareholders, I considered it worthwhile to mention the four pillars underpinning Repsol YPF’s value creation strategy.  In this respect, we have committed ourselves to reaching more than a 40% return on capital employed (ROCE) in adjusted terms, based on the macroeconomic scenario defined in our Plan.  In 2003, this ratio was 10.4%.  Compared to the rest of the industry, adjusting for goodwill, profitability, expressed as ROACE, would have reached almost 19%.

INNOVATION AND TECHNOLOGY

So far, I have discussed our results in 2003 and the targets we have set for the future.  I would like to mention now other activities which are just as important for the Company.

I would like to refer, firstly, to research, development, and innovation.

Repsol YPF is convinced of the value of technology as the driving force behind progress.  For this reason, we are currently working along 12 different lines of research.  Allow me to mention some of these.

•                  For example, the production of gasoline and diesel-oil using specialised technology to meet the European standards for 2010.

•                  The production of alternative ecological fuels such as bio-diesel, the conversion of natural gas into liquid fuels, or the use of hydrogen as a fuel in the long term.

•                  Other lines of research involve the re-formulation and development of a range of lubricants, selecting more technologically advanced additives.

•                  In the Chemical area, we are consolidating our leadership in plastic laminate for agricultural use and improving our technology for the co- production of propylene oxide and styrene monomer.

•                  In the Exploration & Production business area, we have advanced in several technologies which will improve our exploration activity, leading to a better development of our fields and increasing production by boosting the oil recovery rate at producing fields, reducing environment costs and impact.

A large part of these ventures are being carried out in our Technology Centre, in Mostoles (Madrid), a large energy complex with international scope.  This Centre, together with the Instituto Superior de la Energía (Higher Energy Institute), sharing the adjacent site, is a clear example of our company’s technological capacity and knowledge management, of which we are justly proud.

 PRESTIGE

In speaking about technological innovation, I believe I should also mention a project which, given its nature and complexity, is synonymous of Repsol YPF’s vision as an innovative company, with a commitment to society and the environment.  I refer to the project for extracting fuel from the Prestige oil tanker.

Although Repsol YPF has no relationship whatsoever with the vessel or its cargo, we accepted this assignment because it represented an unparalleled challenge for the industry and was in harmony with our vocation to serve the Spanish people.

The project, in which we received collaboration from the most important companies with expertise in deep-water operations, represents an unprecedented challenge in terms of the depth – almost 4,000 metres – at which the hulk had come to rest, and the lack of information about the actual amount of fuel oil remaining in the tanker.

Many of the measures undertaken had never been tried before in sunken vessels, even in shallower waters.  This project, therefore, represents a great technological breakthrough for the industry and an important step in favour of the environment.  It will, without doubt, serve as a reference for the study of similar cases in the future.

CORPORATE RESPONSIBILITY

I would now like to turn your attention to Corporate Responsibility.  At Repsol YPF, we are aware of the repercussion the company’s operations have in its area of influence and because of this, our business management has always been based on respect for the social and natural surroundings.  This approach was reiterated in 2003 with the formulation of our new Strategic Vision.

This Vision states that our aim is to guarantee the balance between our main goal of creating wealth and the commitments binding us to make every effort to achieve sustainable development.

The main pillars supporting the strategy proposed by Repsol YPF include environmental protection, the implementation of a human resources policy that encourages ongoing improvement in labour relations, and the adoption of specific measures for collaboration with the community.

In 2003, Repsol YPF continued to be actively involved in the Spanish chapter of the United Nations World Pact under which all signatories must abide by nine labour relation, human rights, and environmental principles.

The Company was also included in the FTSE4 Good ethical index of the London Stock Exchange which selects companies according to corporate governance, human rights, and environmental criteria.  Our commitment to transparency led us to participate in this venture, launched in 2003, which defends the disclosure of payments made by large mining, oil, and gas companies to the governments of the countries where they operate.  Participation in these projects permits certain ethical funds to invest in our Company.

THE ENVIRONMENT

At Repsol YPF, care for the environment is a core aspect of our business management.

In the Environmental Report, which is available for all who are interested, you may find detailed information on the main actions and most significant improvements undertaken in the year.

The public debate on Climate Change was especially relevant in 2003.  A new directive creating a CO2 emission trading system for the European Union was published in October 2003.  Reiterating our position as stated in 2002, I wish to express Repsol YPF’s willingness to cooperate with the relevant authorities to facilitate compliance with this Directive and the Kyoto Protocol, on the basis of efficiency and flexibility criteria, in a manner that will not damage the competitive level of our industry.

LABOUR RELATIONS

As far as labour relations are concerned, I would like to mention the Third Protocol Agreement signed last year and in place until 2006, consolidating the model launched in 1997, and which has set a reference for other Spanish companies, as we are the only business group that has been able to build and maintain such a protocol of labour relations.  I would, indeed, like to express my appreciation to the Trade Unions for their constructive spirit during the negotiations and the collaboration in resolving complex situations.

I would like also to highlight the important task in matters of Industrial safety being undertaken jointly by the Trade Union representatives and our Management at our company’s Refining Safety Commission.

COMMUNITY RELATIONS AND SPONSORSHIP

Repsol YPF’s commitment to the social and cultural development of the communities with which it interrelates is exemplified by the work that has been going on for years now in the area of healthcare, education, social integration, community development, or cultural sponsorship in the 30 countries where we operate.

You may see in the Social Report, which is also at your disposal, that we have earmarked more than 1% of net income to projects involving our employees and the community.

Our Chief Operating Officer, Ramón Blanco,  will now give you a detailed breakdown of last year’s results by business lines.  This will be the first time he has presented such a report before the General Shareholders’ Meeting, for it was at the last AGM that we approved his re-entry as a Member of the Board of Directors, and his appointment as Managing Director, with the function of Chief Operating Officer.

I now ask Ramón Blanco to take the floor.

RAMÓN BLANCO

COO

2003 GENERAL SHAREHOLDERS’ MEETING

Madrid, 31 March 2004

Thank you Mr. Chairman and good morning Lady and Gentleman shareholders.  It is with great pleasure that I address you today, for the first time as COO of Repsol YPF, to report on the Company’s performance and business results in 2003.

As the Chairman mentioned before, the Company’s results in 2003 reached €2.02 billion, showing a 3.5% rise in euros, and 24% in dollars, in comparison with the previous year.

It is important to note that 2002 results included extraordinary income on the sale of significant assets.   If we consider adjusted net income, which corrects this item as well as goodwill amortisation, net income in 2003 would have risen 18% with respect to 2002.

ANNUAL RESULTS

Three other factors, which distort the comparison of 2003 and 2002 results, should also be considered.

Firstly, the change in the scope of consolidation for Gas Natural sdg, which consolidated at 100% up to May 2002, and booked under the proportional integration method as of that date.

Secondly, the tax rate in 2003 was 32% as against 19.8% in 2002.  This low 2002 rate was due to divestments and tax credits stemming from the devaluation of the Argentine peso.

Lastly, the 20% appreciation of the euro against the dollar in 2003, as mentioned by the Chairman in his speech, should also be taken into account.

Excluding these three factors, operating income in 2003 would have surged 57% with net income rising 51% and net cash flow up 30%.

Consequently, year-end results were very positive, because of their recurring nature and balanced business mix reflecting the investments made in these areas.  We are therefore satisfied with these results and also encouraged to continue valorising Repsol YPF’s high growth potential, in order to deliver this value to you, shareholders and owners of this Company.

I will now detail and explain the key aggregates for the year.

OPERATING INCOME

Operating income in the year was €3,860 million against €3,323 million in 2002, representing a 16% increase.

This performance was possible thanks to the following positive aspects:

•      Firstly, the strong economic recovery in Argentina.

•      In the second place, the positive impact of benchmark oil prices which were higher in 2003 than in 2002, driven by strong demand and OPEC supply control.

•      Thirdly, the significant increase in refining margins in 2003 and better marketing margins in Argentina despite the price stability agreement in force during the year.

•      And lastly, although average margins in the Chemical area were below mid-cycle levels, these were higher than in 2002 with a positive evolution in base petrochemical margins in the first half of 2003 and higher methanol and urea margins in Argentina throughout the year.

With respect to physical aggregates, there was strong volume growth in liquid and gas production, as well as in Liquefied Natural Gas (LNG), and oil and petrochemical product sales in 2003.

All these factors, however, were negatively affected by the year-long weakness of the dollar against the euro.

RESULTS BY BUSINESS AREAS

We will now analyse results by business areas starting with those for the Exploration & Production area.

The year was marked by a significant increase in production, higher international oil prices and an improvement in gas realisation prices.

Operating income was 31.8% higher in the year, reaching €2,352 million in comparison with €1,785 million in the previous year.

The sharp rise in operating income, despite the negative impact of euro appreciation against the dollar, was achieved thanks to gas production growth in Trinidad & Tobago, Argentina, and Bolivia, and an increase in liquids production in Libya, Trinidad & Tobago, Bolivia, and Ecuador.  Higher international oil prices and the improvement in gas realisation prices in Argentina were also significant factors that contributed to operating income growth.

The average Repsol YPF realisation price in 2003 was $25.5 per barrel against $20.7 per barrel in 2002.  Nevertheless, expressed in euros, these prices fell from €22.58 per barrel to €22.01 per barrel.  The realisation price in Argentina continues to be negatively affected by the 20% excise levied on exports as well as the 10% discount on domestic sales, which had a $400 million negative impact on 2003 operating income.

The average price of gas in the year was $1.07 per cubic meters, 35.4% higher than the previous year.  This growth is mainly attributable to higher gas realisation prices in Argentina and the higher weighting of Trinidad & Tobago in total gas sales, against a backdrop of considerably higher international prices than the year before.

In Argentina, average natural gas prices reached $0.85 per cubic feet, 23% more than in 2002, yet still lower than the realisation prices in 2001.

At pre-crisis price levels, operating income would have increased by $400 million, a clear indication of the upside potential of these results.

These two negative impacts from the crisis in Argentina, still affecting us, are somewhat mitigated by the partial “pessification” of our costs and investments.

The most significant aspect with respect to this area, however, is the 13% growth in production this year, reaching 1,132,000 boepd.  The rise in liquids production was 1.7% while gas production showed 29.3% growth.

Production growth was mainly in Trinidad & Tobago and in Argentina and, to a lesser extent, in Bolivia, Libya, Spain, and Ecuador.

Future growth in Trinidad & Tobago is ensured following the start-up of the third liquefaction train and the government’s approval for the construction of a fourth train.  The positive evolution of gas sales in Argentina should also be mentioned, with sales almost reaching pre-crisis levels.

As you probably know, Ladies and Gentlemen, the reserves used for production must be replaced in order to maintain our reserves portfolio.  In fact, 2003 was also marked by an increase in our net proved oil and gas reserves which reached 5,433 million boe, 3.3% more than at the end of 2002.

This increase was mainly the result of the acquisition of an additional 20% of BP-Repsol YPF reserves in Trinidad & Tobago, approval from that country’s government for the construction of a fourth liquefaction train at the Atlantic LNG plant, which added 185 million boe to Repsol YPF’s net proved reserves.

In line with its conservative policy, Repsol YPF launched a three-year program to obtain independent certification of its reserves.  This project is being carried out by companies internationally recognised as experts in this matter.

At present, 85% of our reserves in the areas where we operate have already been audited, and I am pleased to announce that the variation between our internal audits and those carried out by independent firms has on no occasion surpassed 1%, reflecting the sound and strict criteria applied by the Company.

The average replacement rate of our reserves was 143% in the 2001-2003 period, after adding to the 1,149 million boe produced in the period, a further 1,640 million barrels of new reserves. The 2003 R/P ratio was 142%.

AN EFFICIENT AND LOW-COST OPERATOR

Efficiency as an operator is essential in the exploration & production business.

Thus, as far as costs are concerned, the devaluation of the Argentine peso against the dollar at the end of 2001, and of the dollar against the euro in 2003, continued to have a positive impact in reducing euro-denominated investment and operating costs relative to pre-crisis values.  The Company’s ratios are among the most efficient in the sector.  Lifting costs were $1.72 per boe in 2002, higher than in the previous year but significantly lower than the $2.57 per boe posted in 2001.  For the 2001-2003 period, finding and development costs were $5.9 per boe and reserve replacement costs were $2.7 per boe.

GEOGRAPHICAL DIVERSIFICATION

With respect to geographical diversification in the Exploration & Production business, in 2003 the Company continued to implement its business de-concentration policy, taking steps to this end in Trinidad & Tobago, Libya, Venezuela, Mexico, Ecuador, the United States, Bolivia, Algeria, Spain, Sierra Leone, Equatorial Guinea, and Morocco.

In Trinidad and Tobago, as I mentioned earlier, the third liquefaction train at the Atlantic LNG plant went on stream at the end of April, two months ahead of schedule.  The train has a production capacity of 4.3 billion cubic meter of gas per annum, equivalent to 18% of annual consumption in Spain.

The fourth train, designed to produce 7 billion cubic feet of gas per year, is one of the largest installations of its kind in the world and due to go into production in the first half of 2006.

In Venezuela,  Repsol YPF acquired from Tecpetrol a 25% stake in the Quiamare-La Ceiba block, thereby increasing its stake in the block to 75%.

In Mexico, Repsol YPF became the first international company involved in oil and gas development and exploitation after being awarded a service contract for gas development and exploitation in the Reynosa-Monterrey block.

In Ecuador, on completion of the pipeline-filling operations in September, the Heavy Oil Pipeline (HOP) went on stream and the marketing of Napo crude began, doubling the country’s crude oil production.

In the United States, in mid-2003, Repsol YPF acquired a 15% stake from the Australian Company BHP in 5 exploration blocks, and an important discovery was made at one of these by the Neptune 5 well.  The Company also won a concession on nine offshore exploration blocks in the Green Canyon area, and a further ten in the Alaminos Canyon area in the Gulf of Mexico.

In Bolivia,  Repsol YPF acquired from BHP a 50% stake in the Mamoré block, thereby increasing its interest to 100%.

In Algeria, we increased our participation in the Issaouane block which includes the Tifernine, TIM, and BEQ fields.

The Company was also awarded an exploration contract for an almost 12,000 km2 area close to the Reganne block which offers great potential for non-associated gas and includes discoveries previously made by Sonatrach.

In Sierra Leone, Repsol YPF won two offshore blocks in the round of tenders for marine exploration held in the third quarter.  We are very optimistic on the future development of this business, and the same is true of

Equatorial Guinea, where the company acquired a 25% interest in exploration block “K”, with a surface areas of almost 4,500 km2, located offshore facing the Muni River in the Gulf of Guinea.

Lastly, in Morocco,  Repsol YPF won 100% of three exploration blocks with an overall 5,500 km2 surface area, offering high gas potential.

This geographical diversification is ongoing in 2004

2004 OUTLOOK

Key projects in Exploration and Production will be undertaken in 2004, including the following:

•      As previously mentioned by the Chairman, we will start operations in two new areas of great interest: Saudi Arabia and Mexico.

•      We will double our activities in Libya with two new contracts comprising twelve blocks.

•      We will complete gas developments in Trinidad & Tobago and in the Albacora Leste field in Brazil.

•      And significantly increase our exploration activities with the first wells in Guinea and Cuba.

REFINING AND MARKETING

In Refining & Marketing activities, 2003 results reflect the Company’s strength and excellent competitive positioning.  Here, operating income, at €1,196 million, was 40% higher year-on-year.

This was achieved thanks to margin improvement as well as higher refining volumes and sales.

REFINING

The refining margin climbed 109%, reaching $3.19 per barrel.  Expressed in euros, this improvement was 71%.

The refining business is divided between Spain, with 5 refineries representing 59% of the country’s refining capacity; Argentina, with approximately 50% refining capacity; Peru, where the La Pampilla refinery accounts for 54% of the country’s total capacity; and Brazil, where Repsol YPF has an interest in 2 refineries following the 2001 asset swap with Petrobas.  Overall refining capacity is 1,234 million barrels, making Repsol YPF the fourth largest refining company in Europe and the seventh in the world.

In 2003, Repsol YPF processed more than 53 million tons of oil equivalent, 4.9% more than in 2002, with this increase largely bolstered by the rise in the production of refined products for exports in Argentina.

Despite the negative impact of the accident at the Puertollano refinery, where activity did not return to normal until the start of 2004, Repsol YPF refineries as a whole functioned at 87% of their capacity during the year.

MARKETING

In the service station area, activity was marked by the increase in company-operated service stations. Overall, marketing margins in Spain and Latin America were similar to those in the previous year, with the exception of Argentina where margins were higher than in 2002 once the effect of the peso devaluation could be passed on to retail prices.

The growth of non-oil businesses and the launching of new products and services, including e+ diesel and Autoclub, made a decisive contribution to improving profitability in the network.  The various loyalty building programmes were also ongoing, addressing both the end customer, private or professional, and service station dealers, thus helping to increase network efficiency.

Oil product sales were up 7% in comparison with 2002.  These sales were 4% higher in Spain, 3% in Argentina, and up 27% in the rest of Latin America with respect year-on-year.   Nevertheless, sales to our own marketing in Spain were 2.5% lower mainly because of the drop in fuel oil consumption for power generation, although service station sales were 3% higher than in 2002.  In Argentina, sales fell 1% as compressed natural gas began to replace gasoline as a vehicle fuel.

LPG

The Liquefied Petroleum Gas business – propane and butane - contributed €205 million to operating income, 29% of this generated in Latin America.  These results are 19.6% lower than in 2002 mainly because of margin erosion resulting from the evolution of international prices and the maximum price formula for bottled gas in Spain.  Nevertheless, except for Peru, margins in Latin America were above 2002 levels.

Liquefied petroleum gas sales in Spain fell 2% in comparison with 2002 because of competition from other energy sources, mainly natural gas and electricity.  Sales in Latin America dropped 1% on weaker demand mainly because of the economic crisis and a mild winter.

2004 OUTLOOK

We have set the following targets for the downstream business in 2004:

•      Increase the Group’s conversion capacity with the new investments in Puertollano and Peru.

•      Increase non-oil activities and loyalty-building programs in our own Service Station network.

The objective is to consolidate Repsol YPF’s leadership in the markets where it operates not only in terms of market share but also in operating efficiency, thereby enabling the Company to improve its results in a sustainable manner.

CHEMICALS

Operating income in the Chemical area was €155 million, 60% more than in 2002. This was achieved thanks to higher international margins, particularly for basic petrochemical products and industrial products in Argentina, as well as higher sales volumes and cost-cutting efforts.

Sales in 2003 reached a record high of 4 million tons, 14% more than in 2002, with the increase in methanol and urea sales in Argentina particularly worth mentioning.

2004 OUTLOOK

The Company’s Chemical business enjoys a sound position in international markets.  The excellent cost structure and a perfect integration with the Refining and Exploration & Production areas helps to mitigate the impact of changing trends in the chemical sector.   Cost contention and cost saving programs in place in this area ensure sustained development in our chemical business.

GAS & POWER

Lastly, operating income in the Gas & power area in 2003 was €212 million, 66.5% lower than the €632 million posted in 2002.  These results are not directly comparable in that Repsol YPF now applies the proportional integration method in consolidating Gas Natural Sdg.

This weaker performance was also the result of the partial deconsolidation of Enagas in Gas Natural Sdg since July 2002; the changes introduced in the remuneration scheme for gas distribution in February of that year, and the reclassification of income/expense from certain Latin American affiliates.

On the other hand, Repsol YPF has been developing natural gas marketing activities in international markets by entering into several supply agreements and developing projects to ensure future growth in this activity.

In 2003, the Company delivered the first shipment of liquefied natural gas from the third LNG train in Trinidad & Tobago to the Norwegian company Statoil, to feed the Cove Point regasification plant on the eastern coast of the United States.  Sales to Bahía Bizkaia Electricidad also started in October 2003.

Supply agreements were also executed with Shell (2 Bcm until year-end 2005) and with Gas Natural, Sdg (1.6 Bcm per year for 20 years).

2004 OUTLOOK

2004 will be a year of consolidation in which, besides activities related with the agreements already mentioned, additional investments were made in Trinidad & Tobago for the construction of the fourth train, and development will start on the regasification plant in Lázaro Cárdenas (Mexico) and important Liquefied Natural Gas operations in the North American Atlantic Basin.  Integrated projects will also be undertaken in North Africa and in the Persian Gulf.

FINANCIAL PERFORMANCE

If you will allow me, I will now discuss the Company’s financial performance.

The €4,477 million net cash flow generated by Repsol YPF in 2003 has enabled us to strengthen our financial structure.

This has been compatible with a selective investment policy guided by the basic principle of sustainable value creation in the long term.  To achieve this objective, investments will continue to be decided by applying strict criteria of caution and profitability.

INVESTMENTS

We continued to apply our investment discipline in 2003.  Total investments in the year amounted to €3.8 billion, in line with the average projections made in our Strategy Presentation, and above the €2.7 billion invested in 2002.

Investments in Exploration & production were €2.2 billion, 57% of the total for the year. This amount included the acquisition of a 20% stake in BPRY in Trinidad & Tobago.   In Argentina, exploration & production investments in euros declined, but increased 15% if expressed in dollars.

In refining & marketing, investments were higher, particularly in Spain, where several refining units are under construction.  Investments in the Chemical division were similar to those in 2002.

Lastly, the comparisons in the gas & power area should be adjusted for the change in the consolidation scope for Gas Natural, sdg.  Allowing for this, investments were significantly higher year-on-year.

DEBT

Debt in 2003 was cut by €2.4 billion euros, reflecting a significant 32.4% reduction from the €7.5 billion at year-end 2002.

The main items contributing to this reduction were:

•  The generation of a €4,477 million net cash flow.

•  €1,275 million resulting from the depreciation of the dollar.

•  €220 million in cash from divestments, including the sale of the CLH stake.

•  And the previously mentioned investments totalling €3,642 million.

An important factor to be considered in order to appreciate the scale of debt reduction is the €572 million increase in the reserve for dividend payout.

Our financial ratios have improved significantly.  The net debt ratio dropped from 42.9% in December 2001, to 29.2% in 2002, and 21.9% at year-end 2003, falling within the band targeted in our five-year plan.

FINANCIAL EXPENSES

The cost of debt in the year fell sharply as debt declined.  At €400 million, financial expenses were 49.1% lower than in the previous year, with an average reduction of more than 40%.

CONCLUSIONS

In short, we may say that the sound foundations for sustained and profitable growth were set in place during 2002 and, particularly in 2003.  The Company’s future will be marked by:

•      Ongoing improvements in efficiency and productivity and our Operating Excellence will redound in a better positioning within the sector.

•      Fine-tuning of our investment discipline, selecting projects in areas that enhance our geographical diversification while boosting our targeted rates of return.

•      The obtaining of higher and satisfactory yields and a healthy balance sheet structure that will deliver a parallel increase in the share price and dividends.

•      Gaining a competitive edge in the businesses where our presence is greatest, and in our natural markets.

Before I end my presentation, I would like to express my gratitude to the Repsol YPF management team and employees.  In 2003, my first year as

COO, I have had the opportunity of personally witnessing the quality, dedication, and commitment of the team of professionals working in this Company, and I offer them my sincere congratulations for a job well done.

I thank all of you for your attention, and would now like to hand you back to our Chairman.

Alfonso Cortina

Chairman and CEO of Repsol YPF

ANNUAL GENERAL SHAREHOLDERS MEETING

As our Chief Operating Officer has informed you, 2003 was a satisfactory year for Repsol YPF in terms of profitability and growth.

The large cash flow generated and our enhanced financial strength has been compatible with higher investments and shareholder value.  This sets the tone for the future, as I will now describe in more detail.

DIVIDEND

Our dividend policy will be guided by the principle of ensuring remuneration for our shareholders, even in low-cycle scenarios.

Our plan is to continue increasing dividend payout significantly, in a stable manner, in the long term allocating 40% of the Company’s net income in mid-cycle conditions.

In fulfilment of this remuneration policy, I have great satisfaction in announcing that the Board of Directors has agreed to put forward a resolution to this General Shareholders’ Meeting to the effect that a total gross dividend payment of €0.40 euros per share be paid against the 2003 financial year.  This amount represents a 29% increase over last year’s dividend.

CORPORATE GOVERNANCE

Before I end my speech, I would like to mention some aspects related to Corporate Governance transparency, in which Repsol YPF has been at the forefront of international companies in recent years.   You may find the annual report on Corporate Governance in the documents that we have provided.

The current Board of Directors’ Regulations of March 2003 take their inspiration from the codes of good governance generally accepted in international markets.  These guidelines incorporate the recommendations of the “Aldama Report”, and those included in the recently approved “Transparency Law”, complying also with the requirements set forth in the laws passed lately in the United States.

In 2003, the Company’s Board of Directors fully revised these Corporate Governance regulations.  These Regulations were approved on 4 April 2003, by the Annual General Shareholders’ Meeting.  In July, the Board approved a new Code of Conduct with respect to the stock markets for the Repsol YPF Group.  In November, the Board also approved the Code of Ethics and Conduct for Employees.

These ethical values are intended to establish the general principles of conduct for the Repsol YPF executives and employees in the fulfilment of their business responsibilities and in their commercial and professional relations, with total respect for the laws of each country and the ethical principles of their different cultures.

We will also continue to stress a guarantee of transparency, and encourage the involvement of shareholders in the running of the corporation.  The Transparency Law establishes the obligation of listed companies to have a website which includes specific information on Corporate Governance, an obligation with which Repsol YPF had already been in compliance. I would also like to tell you that this Annual General Meeting is being broadcast live on internet, so that it may be followed in all parts of the world.

To this same end, the Law of Transparency calls for the entry of new technologies permitting distance voting.  The Repsol YPF Board of Directors will submit a proposal to this General Shareholders’ Meeting for approval to introduce an amendment to this effect in the corporate by-laws and regulations.

Thanks to these measures, and although we do not yet have the final tally, attendance at this Annual General Shareholders’ Meeting is the largest in the Company’s history.

Furthermore, in order to encourage shareholder participation, the Board of Directors approved an attendance bonus of €0.02 per share for this Annual General Shareholders Meeting.

PROPOSALS TO THE AGM

I will now mention the proposals we put forward to this Annual General Shareholders’ Meeting.  As you will see, some of these are the usual resolutions submitted for your consideration, such as the approval of the Annual Report; the appointment, re-election, or approval of Board Members, re-election of the Auditor, or renewed approval for the Board of Directors to acquire shares in the Company.

The Board of Directors, on the first opportunity that has presented itself, will also propose amendment to the Bylaws and the AGM regulations to adapt these to the new legal requirements relating to distance voting and shareholders’ right to information.

ACKNOWLEDGEMENTS

Ladies and Gentleman shareholders, I sincerely believe that the projects undertaken by the Company in 2003 lay sound foundations to ensure continuous growth in 2004.

I wish to thank the Board of Directors, the management team, and all company members for their cooperation and enthusiastic dedication.  In a recent labour-climate survey carried out be independent experts, more than 74% of the Repsol YPF workforce said they were proud to belong to the company.  This motivation is, without doubt, the best guarantee you may have in defence of your interests.

Allow me, then, to emphasise the brilliant future stretching ahead for our Company, underpinned by the strength of its assets and the worth of its human resources.

  And I would like to say too, dear Shareholders, that it is your trust and support that act as a solid guarantee of continuity for this great project.

Finally, I reiterate my promise that the professional team who report to me will continue in their task of making Repsol YPF the international oil Company in which you may continue to take pride.

Thank you for your kind attention.

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisón Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	April 1, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer